UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 23, 2024

ALTITUDE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39772	85-2533565
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

400 Perimeter Center Terrace Suite 151

Atlanta, Georgia 30346

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: 1 (800) 950-2950

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, par value $0.0001, and one-half of one redeemable warrant	ALTUU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001	ALTU	The Nasdaq Stock Market LLC
Redeemable warrants, each warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	ALTUW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Termination of Business Combination Agreement with Picard

As previously disclosed, on April 23, 2023, Altitude Acquisition Corp., a Delaware corporation (the “Company”), entered into a business combination agreement (the “Picard Business Combination Agreement”) by and among the Company, Altitude Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company, Altitude Merger Sub II, LLC a Delaware limited liability company and a direct wholly owned subsidiary of the Company, Picard Medical, Inc., a Delaware corporation (“Picard”) and Hunniwell Picard I, LLC, solely in its capacity as the representative, agent and attorney-in-fact of the securityholders of Picard.

On February 23, 2024, pursuant to Section 10.1(c) of the Picard Business Combination Agreement, the parties to the Picard Business Combination Agreement entered into a Mutual Termination and Release Agreement (the “Termination Agreement”) to terminate the Picard Business Combination Agreement (the “Termination”). The Termination Agreement also provides that each other agreement among the parties relating to the Picard Business Combination Agreement is automatically terminated concurrently with the Termination, including, and without limitation, the support agreement entered into by Picard, the Company and the Company’s sponsor (the “Sponsor Support Agreement”) and the support agreement entered into by Picard, the Company and certain Picard stockholders (the “Picard Support Agreement”). The Termination Agreement also provides for a mutual release of claims among the parties and their affiliates, except for claims of fraud and willful breach. No party will be required to pay a termination fee as a result of the mutual decision to enter into the Termination Agreement.

The foregoing description of the Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Termination Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K (this “Current Report”) and is incorporated herein by reference.

Entry into Business Combination Agreement with Vesicor

On February 29, 2024, the Company entered into a business combination agreement (the “Business Combination Agreement”) by and among the Company, Altitude Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Altitude (“Merger Sub”), and Vesicor Therapeutics, Inc. a California corporation (“Vesicor”). The Business Combination Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Vesicor (the “Merger”), with Vesicor surviving as a wholly-owned subsidiary of the Company (the “Surviving Corporation”). Upon the closing of the Merger (the “Closing”), it is anticipated that the Company will change its name to “Vesicor Therapeutics, Inc.” and is referred to herein as “New Vesicor” as of the time following such change of name. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

Vesicor is an early-stage biopharmaceutical company focused on the development of microvesicle-based therapeutics.

The Closing is expected to occur following the receipt of required approval by the stockholders of the Company and Vesicor, required regulatory approvals, the effectiveness of the registration statement on Form S-4 (“Registration Statement”) to be filed with the U.S. Securities and Exchange Commission (“SEC”) in connection with the Merger and the fulfilment of other conditions set forth in the Business Combination Agreement.

Consideration and Structure

Each share of common stock of the Vesicor, par value $0.001 per share (“Vesicor Common Stock”) held by a Vesicor securityholder immediately prior to the Effective Time (not including dissenting shares) shall be automatically cancelled and converted into the right to receive a pro rata portion of a number of shares of common stock of New Vesicor, par value $0.001 per share (“New Vesicor Common Stock”) equal to (i)(a) $70,000,000 plus (b) Closing Cash (as defined in the Business Combination Agreement) minus (c) Closing Indebtedness (as defined in the Business Combination Agreement), (ii) divided by $10.00. Each of Vesicor’s warrants that are outstanding and unexercised prior to the Merger, whether or not then exercisable, will be assumed by New Vesicor and will be converted into a warrant to acquire shares of New Vesicor Common Stock and will be subject to the same terms and conditions that applied to the Vesicor warrant immediately prior to the Merger.

Representations, Warranties and Covenants

The parties to the Business Combination Agreement have agreed to customary representations and warranties for transactions of this type. In addition, the parties to the Business Combination Agreement agreed to be bound by certain customary covenants for transactions of this type, including, among others, covenants with respect to the conduct of Vesicor, the Company and their respective subsidiaries during the period between execution of the Business Combination Agreement and the Closing. The representations, warranties and covenants of the parties made under the Business Combination Agreement will not survive the Closing. Each of the parties to the Business Combination Agreement has agreed to use its reasonable best efforts to cause all actions and things necessary to consummate and expeditiously implement the Merger.

Pursuant to the Merger Agreement, Vesicor and the Company will use commercially reasonable efforts to identify additional sources of financing for and negotiate the underlying subscription, financing and similar agreements in connection with the Closing (the “Closing Offering”). The Company will also use its best efforts to obtain stockholder approval to amend its certificate of incorporation to extend the time period for which the Company has to complete an initial business combination to a date mutually agreed between the Company and Altitude.

Conditions to Closing

Under the Business Combination Agreement, the obligations of the parties to consummate the Merger are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, without limitation: (i) the approval and adoption of the Business Combination Agreement and transactions contemplated thereby by requisite vote of the Company’s stockholders (the “Company Stockholder Approval”) and Vesicor’s stockholders (the “Vesicor Stockholder Approval”); (ii) the receipt of consents or approvals from the applicable governmental, regulatory or administrative authorities and each applicable waiting period or consent or approval under the HSR Act shall have expired, been terminated or obtained; (iii) there has not been any legal action, suit, claim or similar hearing or proceeding brought by any governmental body, agency, authority, court, arbitrator, or any public, private or industry regulatory authority, whether international, national, foreign, Federal, state, or local. to enjoin or otherwise restrict the consummation of the transactions; (iv) Vesicor shall have performed or complied with, in all material respects, all of its obligations required to be performed or complied with at or prior to the Closing Date; (v) the Company shall have performed or complied with, in all material respects, all of its obligations required to be performed or complied with at or prior to the Closing Date; (vi) the accuracy of the representations and warranties, and the performance of the covenants and agreements, of the Company, Merger Sub and Vesicor, respectively, subject to customary materiality qualifications; (vii) the absence of a material adverse effect with respect to Vesicor; (viii) the Company’s initial listing application with the Nasdaq Stock Market, LLC, NYSE American or another agreed-upon national securities exchange (the “Stock Exchange”) in connection with the Merger has been conditionally approved and, immediately following the Effective Time, the Company has satisfied any applicable initial and continuing listing requirements of the Stock Exchange, and the New Vesicor Common Stock has been approved for listing on the Stock Exchange; (x) the execution of the Registration Rights Agreement and the Lock-Up Agreement; (xi) the Company’s satisfactory completion of its due diligence investigation of Vesicor; (xii) both parties’ delivery of disclosure schedules within 30 days of the execution date of the Agreement; and (xiii) the parties obtaining sufficient financing prior to the Closing to pay transaction expenses and meet Altitude’s other obligations.

Termination

The Business Combination Agreement may be terminated under certain circumstances at any time prior to the Closing, including, without limitation: (i) by the Company or Vesicor, if the Closing has not occurred by October 1, 2024, which date shall be automatically extended to December 11, 2024 if the SEC has not declared the Registration Statement effective on or prior to October 1, 2024, but only if the party seeking to terminate is not in material breach; (ii) by the Company or Vesicor, in the event an applicable governmental, regulatory or administrative authority has issued a final and non-appealable order having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; (iii) by the Company or Vesicor, in the event any applicable law is in effect making the consummation of the Merger illegal; (iv) by the Company or Vesicor, if the other party has breached any of its respective representations, warranties, agreements or its respective covenants contained in the Business Combination Agreement, such failure or breach would render certain conditions precedents to the Closing incapable of being satisfied, and such breach or failure is not cured by the time allotted; (v) by the Company and Vesicor, by mutual consent; (vi) by Vesicor if the Company Stockholder approval is not obtained; (vii) by the Company if the Vesicor

Stockholder Approval is not obtained by October 1, 2024; (viii) by the Company if, in the Company’s reasonable discretion, Vesicor’s PCAOB audited financial statements reflect a material deterioration in Vesicor’s financial condition as compared to the financial statements delivered to the Company before the Merger Agreement was signed; (ix) by the Company if, in the Company’s sole discretion, the Company is not satisfied with the results of its due diligence investigation; and (x) by the Company, at any time prior to obtaining the Company Stockholder Approval, in order to enter into any Business Combination Proposal that the Board of Directors of the Company determines in good faith to be more favorable than the Merger and reasonable capable of being completed; provided, however, in the case of (ii) and (iii), such ability to terminate is only available if failure by the party seeking to terminate the Business Combination Agreement to fulfill any obligation under the Business Combination Agreement has not been the primary cause of, or primarily resulted in, as applicable, the failure of the Closing to occur.

Governance

The initial board of directors of New Vesicor following the Closing will consist of five members, of which one will be designated by Sponsor and the remaining four will be designated by Vesicor, with at least three of such designees qualifying as independent directors. Executive management of Vesicor will become the executive management of New Vesicor following the Closing.

Ancillary Agreements

The Business Combination Agreement contemplates the execution of various additional agreements and instruments, on or before the Closing, including a registration rights agreement pursuant to which New Vesicor will be required to register for resale securities held by the stockholders party thereto, and a lock-up agreement pursuant to which the Company and certain shareholders of Vesicor will agree, subject to customary exceptions, not to transfer the shares of New Vesicor Common Stock received by them in consideration for the Merger for a period of one year following the Closing.

Other Matters

A copy of the Business Combination Agreement will be filed by amendment on Form 8-K/A to this Current Report within four business days of the date hereof as Exhibit 2.1, and the foregoing description of the Business Combination and the Merger is qualified in its entirety by reference thereto. The Business Combination Agreement will be filed to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the parties to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors, security holders and reports and documents filed with the SEC. Investors and security holders are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Item 1.02. Termination of Material Definitive Agreement.

The information set forth in Item 1.01 above with respect to the Termination of the Picard Business Combination Agreement is hereby incorporated by reference into this Item 1.02.

Item 8.01 Other Events.

Important Information About the Merger and Where to Find It

A full description of the terms of the business combination with Vesicor will be provided in a Registration Statement on Form S-4 to be filed with the SEC by the Company that will include a prospectus with respect to the New Vesicor’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of the Company to vote on the business combination. The Company urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about the Company, Vesicor and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of the Company as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Altitude Acquisition Corp., 400 Perimeter Center Terrace, Suite 151, Atlanta Georgia 30346. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

The Company and Vesicor and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed business combination described in this Current Report under the rules of the SEC. Information about the directors and executive officers of the Company is set forth in the Company’s annual report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 23, 2023, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Altitude Acquisition Corp., 400 Perimeter Center Terrace, Suite 151, Atlanta Georgia 30346. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Company stockholders in connection with the proposed business combination will be set forth in the registration statement containing the proxy statement/prospectus for the proposed business combination when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

Certain statements included in this Current Report on Form 8-K that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “project,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the Company’s and Vesicor’s expectations with respect to the satisfaction of the closing conditions to the Merger and the timing of the completion of the Merger. These statements are based on various assumptions, whether or not identified in this Current Report on or the exhibits hereto, and on the current expectations of the respective management of the Company and Vesicor and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company and Vesicor. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed Merger, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Merger or that the approval of the stockholders of the Company or Vesicor is not obtained; failure to realize the anticipated benefits of the proposed Merger; risks related to the performance of Vesicor’s business; the development, effects and enforcement of laws and regulations; Vesicor’s ability to manage future growth; Vesicor’s ability to develop new products and solutions and bring them to market in a timely manner; the effects of competition on Vesicor’s business; the amount of redemption requests made by the Company’s stockholders; the ability of the Company or Vesicor to obtain financing in connection with the Merger or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; the ability of the Company to remain listed on Nasdaq and the ability of the post-combination company to obtain or maintain a stock exchange listing; the ability of the Company to amend its amended and restated certificate of incorporation to extend the time by which it must complete an initial business combination or liquidate; and those factors discussed in Company’s annual report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 23, 2023 under the heading “Risk Factors,” and other documents the Company has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither the Company nor Vesicor presently know, or that the Company or Veiscor currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s and Vesicor’s expectations, plans, or forecasts of future events and views as of the date of this Current Report and the exhibits hereto. The Company and Vesicor anticipate that subsequent events and developments will cause the Company’s and Vesicor’s assessments to change. However, while the Company and Vesicor may elect to update these forward-looking statements at some point in the future, the Company and Vesicor specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s and Vesicor’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

10.1	Mutual Termination and Release Agreement

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALTITUDE ACQUISITION CORP.

By:	/s/ Gary Teplis
	Name:	Gary Teplis
	Title:	Chief Executive Officer

Dated: February 29, 2024

Exhibit 10.1

MUTUAL TERMINATION AGREEMENT AND RELEASE

THIS MUTUAL TERMINATION AND RELEASE AGREEMENT (this “Termination Agreement”) is made and entered into as of February 23, 2024, by and among Altitude Acquisition Corp., a Delaware corporation (“Parent”), Altitude Merger Sub I, Inc., a Delaware corporation (“Merger Sub I”), Altitude Merger Sub II, LLC, a Delaware limited liability company (“Merger Sub II”), Picard Medical, Inc., a Delaware corporation (the “Company”), and Hunniwell Picard I, LLC, a Delaware limited liability company (the “Stockholders’ Representative”, together with Parent, Merger Sub I, Merger Sub II and the Company, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, the Parties are party to that certain Business Combination Agreement, dated April 23, 2023 (as may be amended from time to time, the “BCA”);

WHEREAS, pursuant to Section 10.1(c) of the BCA, the BCA may be terminated by the mutual written consent of the Company and Parent; and

WHEREAS, the Company Board of Directors and the Parent Board of Directors has each determined that it is in the best interest of the Company and the stockholders of the Company, and of Parent and the stockholders of Parent, respectively, to terminate the BCA in accordance with the terms hereof.

NOW, THEREFORE, in consideration of the foregoing recitals, which shall constitute a part of this Termination Agreement, and the mutual promises contained in this Termination Agreement, and intending to be legally bound thereby, the Parties agree as follows:

AGREEMENTS

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. Definitions. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the BCA.

2. Termination. Pursuant to Section 10.1(c) of the BCA, the Company and Parent hereby agree and acknowledge by mutual written consent that the BCA and all rights, obligations and liabilities of the Parties thereunder are hereby irrevocably terminated effective immediately and of no further force and effect (the “Termination”), and none of the Parties shall have any further rights, remedies, liabilities, duties or obligations under or in connection with the BCA. Notwithstanding the foregoing, the Company and Parent hereby agree that Sections 8.2 and 10.3 of the BCA shall survive the Termination. The Company and Parent also acknowledge and agree that each other Ancillary Agreement, including, without limitation, the Sponsor Support Agreement and the Picard Support Agreement and each other document contemplated by or entered into in connection with the BCA, shall be automatically terminated, without further action on the part of the parties thereto, concurrent with the termination of the BCA pursuant hereto.

3. Waiver and Release. In consideration of the covenants, agreements and undertakings of the Parties set forth herein, effective as of the date of this Termination Agreement, each Party, on behalf of itself and its respective present and former Subsidiaries, Affiliates, officers, directors, stockholders, employees, agents, representatives, successors and assigns (collectively, “Releasors”) hereby releases, waives, and forever discharges the other Parties and their respective present and former Subsidiaries, Affiliates, officers, directors, stockholders, employees, agents, representatives, successors and assigns (collectively, “Releasees”) of and from any and all actions, causes of action, suits, losses, liabilities, damages, claims, and demands, of every kind and nature whatsoever, whether now known or unknown, foreseen or unforeseen, matured or unmatured, suspected or unsuspected, in Law or in equity, which any of such Releasors ever had, now have, or hereafter may have against any of such Releasees for, upon, or by reason of any matter, cause, or thing whatsoever from the beginning of time through the date of this Termination Agreement arising out of or relating to the BCA, the Ancillary Agreements or in connection with the transactions contemplated by the BCA, or the Termination (collectively, “Claims”); provided that notwithstanding the foregoing, nothing herein shall release a Party from, and Claims shall not include, the obligations of such Party under this under (a) this Termination Agreement, or (b) any agreements or arrangements entered into following the date of this Termination Agreement. The Releasors irrevocably covenant not to assert any claim or demand, or commence, institute or voluntarily aid in any way, or cause to be commenced or instituted any proceeding of any kind against any Releasee based upon any Claim.

4. Public Announcements. Each Party shall consult with the other Parties before issuing any press release or making any public announcement or statement with respect to this Termination Agreement, the BCA or any other transactions contemplated by the BCA, and shall not issue any such press release or make any such public announcement or statement without the prior written consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that (a) each Party may, without the prior consent of the other Party, issue any such press release or make any such public announcement or statement as may be required by Law, SEC regulation, or by obligations pursuant to any listing agreement with or rules of Nasdaq in which case, each Party shall provide drafts in advance of and as soon as reasonably practicable; and (b) each Party may, without consultation or consent of the other Party, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in filings and other communications by such Party with the SEC and Nasdaq, so long as such statements are consistent with previous press releases, public disclosures or public statements made by such Party in compliance with this Termination Agreement.

5. Representations and Warranties. Each Party represents and warrants to the other Parties that: (a) such Party has all requisite power and authority to enter into this Termination Agreement and to take the actions contemplated hereby; (b) the execution and delivery of this Termination Agreement and the actions contemplated hereby have been duly authorized by all necessary corporate or other action on the part of such Party; and (c) this Termination Agreement has been duly executed and delivered by such Party and, assuming the due authorization, execution and delivery by the other Parties, constitutes a legal, valid and binding obligation of such, enforceable against such Party in accordance with its terms, subject to the Enforceability Exceptions.

6. Expenses. All fees, costs and expenses incurred in connection with this Termination Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. The Company acknowledges that no Parent Termination Fee is due or shall otherwise be payable in connection with the Termination.

7. Entire Agreement. This Termination Agreement is the entire agreement and understanding between and among the Parties with respect to the Termination.

8. Non-disparagement. Each Party agrees that it will refrain from making negative or disparaging remarks about the other Party or such other Party’s affiliates or otherwise take any action which could reasonably be expected to adversely affect such Party or such Party’s affiliate’s personal or professional reputation.

9. Miscellaneous. Sections 11.1 through 11.3, 11.6 through 11.15 and 11.17 of the BCA are hereby incorporated by reference and shall apply mutatis mutandis as if set forth at length herein. Descriptive headings are for convenience only and shall not control or affect the meaning or construction of any provision of this Termination Agreement.

[signature page follows]

IN WITNESS WHEREOF, the Parties have executed and delivered this Termination Agreement as of the date and year first written above.

Company:

PICARD MEDICAL, INC.

By:	/s/ Patrick Schnegelsberg
Name: Patrick Schnegelsberg
Title: Chief Executive Officer

Stockholders’ Representative:

HUNNIWELL PICARD I, LLC, solely in its capacity as the Stockholders’ Representative

By:	/s/ Daniel Teo
Name: Daniel Teo
Title: Manager

Parent:

ALTITUDE ACQUISITION CORP.

By:	/s/ Gary Teplis
Name: Gary Teplis
Title: Chief Executive Officer and President

Merger Sub I:

ALTITUDE MERGER SUB I, INC.

By:	/s/ Gary Teplis
Name: Gary Teplis
Title: President and Secretary

Merger Sub II:

ALTITUDE MERGER SUB II, LLC

By:	/s/ Gary Teplis
Name: Gary Teplis
Title: President and Secretary

[Signature page to Termination and Release Agreement]